Filed pursuant to Rule 424(b)(7)
Registration No. 333-144193

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED JUNE 25, 2007)

3.0% Convertible Senior Notes due May 1, 2027
3.125% Convertible Senior Notes due May 1, 2027
and the Common Stock Issuable upon Conversion of the Notes

This prospectus supplement supplements the prospectus, dated June 25, 2007, relating to the resale by selling securityholders of up to $1,000,000,000 aggregate principal amount of our 3.0% Convertible Senior Notes  (the “2027A Notes”) due May 1, 2027, up to $700,000,000 aggregate principal amount of our 3.125% Convertible Senior Notes (the “2027B Notes” and, together with the 2027A notes, the “notes”) due May 1, 2027, and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “LLTC.”  On July 12, 2007, the last quoted sale price of our common stock was $37.82 per share.

Investing in the notes or our common stock involves risks.  See “Risk Factors” beginning on page 6 of the prospectus dated June 25, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2007.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in April 2007 to Credit Suisse Securities (USA) LLC, the initial purchaser of the notes.  The initial purchaser resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A.  Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus supplement and the prospectus dated June 25, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus dated June 25, 2007, is supplemented by adding the information below with respect to persons not previously listed in the prospectus and by superseding the information with respect to persons previously listed in the prospectus with the information set forth below.  The information is based on information provided to us by or on behalf of the selling securityholders, and we have not independently verified this information.  The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible.  Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales; the table below assumes that all selling securityholders will sell all of their notes or common stock, unless otherwise indicated.  In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $1,000,000,000 aggregate principal amount of our 2027A Notes and $700,000,000 aggregate principal amount of our 2027B Notes.  The number of shares of common stock that may be sold includes only shares of common stock into which the notes are initially convertible.  The conversion rate of the notes and the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances.  Accordingly, the number of shares of common stock into which the notes are convertible may change.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

3.00% Convertible Senior Notes Due May 1, 2027 –
Selling Securityholder Table

Name	Principal Amount at Maturity of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
Boilermakers - Blacksmith Pension Trust(16)	$1,150,000	*	23,000	*
Deephaven Domestic Convertible Trading Ltd.	$3,000,000	*	60,000	*
Delta Airlines Master Trust(29)	$410,000	*	8,200	*
Highbridge Convertible Arbitrage Master Fund LP	$7,500,000	*	150,000	*
Highbridge International LLC	$42,500,000	4.25%	850,000	*

Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC	$4,100,000	*	82,000	*
JP Morgan Securities, Inc.	$1,550,000	*	31,000	*
PBGC Maintenance	$200,000	*	4,000	*
Polygon Global Opportunities Master Fund	$34,000,000	3.40%	680,000	*
Radcliffe SPC, Ltd	$15,000,000	1.50%	300,000	*
RMF Umbrella SICAV(30)	$1,000,000	*	20,000	*
UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage Master Limited	$14,250,000	1.43%	285,000	*
UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage II Master Limited	$750,000	*	15,000	*
Vicis Capital Master Fund	$15,000,000	1.50%	300,000	*
Wachovia Capital Markets LLC	$3,250,000	*	65,000	*

*	Less than 1%.
(1)	Calculated using $1,000,000,000 as the total aggregate principal amount of notes outstanding as of June 25, 2007.
(2)
Assumes conversion of all of the holder’s 2027A notes at a conversion price of $50.00 per share of common stock.  However, this conversion rate will be subject to adjustment as described under the section entitled “Description of the Notes – Conversion of Notes.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act of 1934, as amended, using 241,346,298 shares of common stock outstanding as of June 22, 2007.  In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes.  However, we did not assume the conversion of any other holder’s notes.

(16)	The selling securityholder has advised us that Brotherhood Bank is the registered holder of the shares.
(29)	The selling securityholder has advised us that JP Morgan Chase & Co. is the registered holder of the shares.
(30)	The selling securityholder has advised us that Brown Brothers Harrimann DIC010 is the registered holder of the shares.

3.125% Convertible Senior Notes Due May 1, 2027 -
Selling Securityholder Table

Name	Principal Amount at Maturity of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
CBARB, a segregated account of Geode Capital Market Fund Ltd. (11)	$15,000,000	2.14%	297,207	*
Credit Suisse Securities (USA) LLC	$60,645,000	8.66%	1,201,608	*
Highbridge Convertible Arbitrage Master Fund LP	$5,000,000	*	99,069	*
Highbridge International LLC	$27,000,000	3.86%	534,973	*
Investcorp Silverback Arbitrage Master Fund, Ltd	$14,000,000	2.00%	277,393	*
JP Morgan Securities, Inc.	$3,500,000	*	69,348	*
PBGC Maintenance	$295,000	*	5,845	*
Peoples Benefit Life Insurance Company Teamsters	$4,500,000	*	89,162	*
Polygon Global Opportunities Master Fund	$22,500,000	3.21%	445,811	*
Redbourn Partners Ltd.	$10,500,000	1.50%	208,045	*
Vicis Capital Master Fund	$15,000,000	2.14%	297,207	*
Wachovia Capital Markets LLC	$2,500,000	*	49,534	*
Wachovia Securities International Ltd.	$6,000,000	*	118,882	*

*	Less than 1%.
(1)	Calculated using $700,000,000 as the total aggregate principal amount of notes outstanding as of June 25, 2007.
(2)
Assumes conversion of all of the holder’s 2027B notes at a conversion price of $50.47 per share of common stock.  However, this conversion rate will be subject to adjustment as described under the section entitled “Description of the Notes – Conversion of Notes.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act of 1934, as amended, using 241,346,298 shares of common stock outstanding as of June 22, 2007.  In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes.  However, we did not assume the conversion of any other holder’s notes.

(11)	An open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda.

Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required.  Information about the selling securityholders may change from time to time.  Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities.

None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.